                      SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE TO
                                 (Rule 14d-100)
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No.    )

                    URBAN IMPROVEMENT FUND LIMITED - 1973-II
                       (Name of Subject Company (Issuer))

                         SP MILLENNIUM L.L.C. (Offeror)
    (Names of Filing Persons (Identifying Status as Offeror, Issuer or Other
                                    Person))

                         Limited Partnership Interests
                         (Title of Class of Securities)

                                      None
                     (CUSIP Number of Class of Securities)

                                  John Taylor
                              SP Millennium L.L.C.
                         1201 Third Avenue, Suite 5400
                            Seattle Washington 98101
                                 (800) 398-6399
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                          on Behalf of Filing Persons)

                                With Copies to:
                             Daniel M. LeBey, Esq.
                               Hunton & Williams
                          Riverfront Plaza, East Tower
                              951 East Byrd Street
                            Richmond, Virginia 23219
                                 (804) 788-8200

                           CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
       Transaction Valuation*                     Amount of Filing Fee
               N/A                                        N/A
--------------------------------------------------------------------------------

* Set forth the amount on which the filing fee is calculated and state how it was determined.


[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

             Amount Previously Paid:     N/A       Filing Party:   N/A
             Form or Registration No.:   N/A       Date Filed:     N/A

[X] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

[ ]    third party tender offer subject to Rule 14d-1.

[X]    issuer tender offer subject to Rule 13e-4.

[ ]    going-private transaction subject to Rule 13e-3.

[ ]    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results
of the tender offer:    [ ]

                     URBAN IMPROVEMENT FUND LIMITED-1973-II
================================================================================


                                  June 4, 2001

MEMO FROM:   INTERFINANCIAL REAL ESTATE MANAGEMENT COMPANY
             GENERAL PARTNER

Dear Limited Partner:

     You may have recently received an offer from Equity Resource Lexington Fund ("Equity Resource") to purchase limited partnership interests in Urban Improvement Fund Limited-1973-II (the "Partnership"). Equity Resource is not affiliated with International Real Estate Management Company ("IREMCO"), the General Partner of the Partnership.

     IREMCO, as the General Partner, strongly recommends against accepting the offer from Equity Resource, for the following reasons:

     1. Offer Price is lower than value. As General Partner, we are currently evaluating the units in the Partnership. This involves the valuation of the ten apartment properties in which the Partnership has invested. We have not yet completed our evaluation but, based on our preliminary analysis, we believe that the price offered by Equity Resource is lower than the fair market value of the units. If you would like an update on the status of our valuation of the units, please contact or call either John Taylor or Jonathan Kott at the offices of the General Partner, at the address and/or phone numbers listed below.

     2. Other purchasers are available at a price above the offer price, including our affiliate. As General Partner, we know, based on phone calls we receive from limited partners, that there are limited partners who wish to liquidate their investment in the Partnership. To accommodate the desire of investors, our affiliate SP Millennium LLC ("SP Millennium") has been purchasing the units of limited partners who wish to sell, most recently at a price higher than the price offered by Equity Resource. In addition, SP Millennium is now preparing a tender offer and intends to mail the tender offer to you and the other limited partners of the Partnership before June 20, 2001. The offer from SP Millennium will be at a price in excess of the Equity Resource offer. As SP Millennium intends for you to receive its offer before the expiration date of the Equity Resource offer, you will have the opportunity to review both offers and make a selection if you wish to sell your partnership units pursuant to either offer. We are also aware of other unaffiliated parties that purchase partnership interests in partnerships such as the Partnership. Please contact or call us at the numbers listed below for more information about other purchasers.

     Based on these reasons, we, as your General Partner, again recommend against accepting the offer from Equity Resource. If you have already accepted the purchase offer from Equity Resource, we recommend that you withdraw your acceptance before the expiration date of the offer, which is June 26, 2001. The Rules of the Securities and Exchange Commission require that Equity Resource provide withdrawal rights in its tender offer for those limited partners who wish to withdraw their units from purchase by Equity Resource. Those withdrawal rights are explained on page 7 of the Equity Resource offer. If you would like assistance with the withdrawal process, please feel free to contact or call the General Partner at the phone numbers and address set out below.

     Regarding the tax consequences to you of a sale of your units in the Partnership, we believe the sale of limited partnership interests at the price of $125 per unit offered by Equity Resource, or at the higher price currently being paid for the units, will, for most of the limited partners in the

Partnership, result in a Federal capital gains tax in excess of the amount of the purchase price. Of course, the actual tax consequences to each limited partner will depend on that limited partner's own circumstances, and we urge you to consult with your own tax consultants on the possible tax consequences to you from a sale of your units.

     If, after reviewing this information and discussing it with your personal advisors, you are still inclined to sell your limited partnership interests, please call John Taylor or Jonathan Kott at the offices of the General Partner set out below. We believe there are current opportunities to sell your units at a price higher than the $125 offered by Equity Resource, and that there will likely be more opportunities before the end of the year. Our affiliate SP Millennium may also be interested in purchasing your units in the Partnership and is currently purchasing interests in the Partnership at a price in excess of the price offered by Equity Resource. You can reach Mr. Taylor on his direct line at 206-628-8018, and Jonathan Kott on his direct line of 206-628-8060, or you can call them using the toll free number for the General Partner of 800-398-6399. You can reach the General Partner at:

                    Interfinancial Real Estate Management Company
                    1201 Third Avenue, Suite 5400
                    Seattle, WA  98101
                    Attn:  John Taylor
                    (800) 398-6399

     We hope this is helpful in your decision regarding sale of your interests in the Partnership.

International Real Estate Investment Management Company
General Partner

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of the Partnership. At the time the tender offer is commenced, the acquiring entity will file a Tender Offer Statement and the Partnership will file a Solicitation/Recommendation Statement with the SEC with respect to the tender offer. The Tender Offer Statement (including the Offer to Purchase, the related Letter of Transmittal and the other offer documents attached as exhibits thereto) and the Solicitation/Recommendation Statement will contain important information which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all limited partners at no expense to them. The Tender Offer Statement (including the Offer to Purchase, the related Letter of Transmittal and all other offer documents filed with the SEC) and the Solicitation/Recommendation Statement will also be available at no charge at the SEC's website at www.sec.gov.